Exhibit 99.5

SBD International LP

PO Box 309, Ugland House

Grand Cayman, KY1-1104

Cayman Islands

To:

March 1st 2020

Dear Sir,

RE: TRANSFER OF SHARES IN BROOGE HOLDINGS LIMITED (“PUBCO”)

This is to confirm that in consideration of your valuable contribution to the success of Brooge Petroleum and Gas Investment Company (“BPGIC”), we will procure that BPGIC Holdings Limited makes the following transfers of shares in Pubco (the “Share Transfers”) for nil consideration:

Transferee	Number of Pubco Shares

We undertake to procure that the Share Transfers are completed as soon as reasonably practicable after the date of this letter.

Yours faithfully,

For and on behalf of SBD Investments LP